UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Comverge, Inc.

(Name of Subject Company (Issuer))

Peak Merger Corp.

(Name of Filing Person—Offeror)

Peak Holding Corp.

(Name of Filing Person—Offeror)

H.I.G. Bayside Debt & LBO Fund II, L.P.

H.I.G. Bayside Advisors II, LLC

H.I.G.-GPII, Inc.

Sami W. Mnaymneh

Anthony A. Tamer

(Name of Filing Persons—Other)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Brian Schwartz

Richard H. Siegel, Esq.

1450 Brickell Avenue

31st Floor

Miami, Florida 33131

(305) 379-2322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

James S. Rowe, Esq.

Michael H. Weed, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, IL 60654

Telephone: (312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$48,257,741.73	$5,530.34

(1)	Estimated for purposes of calculating the filing fee only. The calculation assumes the purchase of 27,511,443 shares of Comverge, Inc. common stock. The transaction value also includes the aggregate offer price for 112,169 shares issuable pursuant to outstanding options with an exercise price less than $1.75 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $1.75 minus the weighted average exercise price of such options.

(2)	Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 27, 2011, by multiplying the transaction value by 0.0001146

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Amount Previously Paid:	$5,530.34	Filing Party:	Peak Merger Corp.
Form or Registration No.:	Schedule TO	Date Filed:	April 11, 2012

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transactions subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) relating to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock (the “Shares”), par value $0.001 per share of Comverge, Inc., a Delaware corporation (“Comverge”), at a price of $1.75 per share, net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated April 11, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided for in this Schedule TO.

Items 1 through 9 and 11

Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The following paragraph is inserted immediately following the last paragraph in Section 10—”Background of the Offer; Past Contacts or Negotiations with Comverge” of the Offer to Purchase:

“On April 17, 2012, Comverge notified Grace Bay that it had failed to make the interest payment on the PFG Note that was due on April 1, 2012. Comverge subsequently made the interest payment on April 18, 2012. The failure to make the payment when due, following the end of the three business day cure period, constituted an “Event of Default” under the PFG Note and a “Material Default” under the Grace Bay Forbearance Agreement (as defined in Section 11—”The Merger Agreement; Other Agreements—Other Agreements”). Grace Bay has elected to waive this Event of Default and Material Default, respectively, but has reserved its rights with respect to any other and/or future Events of Default or Material Defaults.”

(2) The sixth paragraph in the subsection captioned “Certain Litigation” in Section 16—”Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is replaced with the following paragraphs:

“On April 6, 2012, the Court of Chancery entered an order consolidating the five actions described above into a single proceeding captioned In re Comverge, Inc. Shareholder Litigation, C.A. No. 7863-VCP (the “Consolidated Action”), appointing Schultz, Somlinga, and Cohen as Lead Plaintiffs in the Consolidated Action, and various law firms as Co-Lead and Co-Liaison Counsel for the plaintiffs in the Consolidated Action. Under the terms of the Court’s order, the Somlinga Complaint was designated the operative complaint for the Consolidated Action, and the defendants were not obligated to respond to any of the other complaints that had been filed in the Court of Chancery. On April 11, 2012, the defendants in the Consolidated Action filed a Motion to Proceed in One Jurisdiction and Dismiss or Stay Litigation in Other Jurisdiction with the Court of Chancery and with the Superior Court of Gwinnett County in the Stourbridge and Cunningham cases described below, asking the two courts to confer and rule that the litigation should proceed in either the Delaware or Georgia courts and that proceedings in the other jurisdiction should be stayed or dismissed. On April 13, 2012, the Court of Chancery issued a letter ruling grating the defendants’ motion and indicating that the courts had conferred and concluded that the Consolidated Action would proceed in Delaware and that the Stourbridge and Cunningham cases would either be stayed or dismissed.

On April 18, 2012, the plaintiffs in the Consolidated Action filed a Consolidated Amended Complaint (“CAC”). The CAC alleges, among other things, that the Individual Defendants breached their fiduciary duties in connection with the Offer and the Merger by failing to take steps to maximize the value of Comverge to its public stockholders and are attempting to deprive stockholders of the true value of their investment in Comverge. The CAC also alleges Purchaser and H.I.G. Capital, LLC have aided and abetted the Individual Defendants’ breach of their fiduciary duties to Comverge stockholders by, among other things, causing Grace Bay to purchase the Convertible Senior Debt in violation of the Confidentiality Agreement and asserting rights thereunder. The CAC also alleges that the Schedule 14D-9 filed by Comverge on April 12, 2012 fails to disclose material facts necessary for stockholders to make an informed decision with regard to the Offer. The CAC seeks, among other things, a declaration that the action brought by the complaint is properly maintainable as a class action and that the plaintiff be certified as a class representative, an order enjoining the Merger Agreement and proposed Merger, an order requiring Comverge to enforce the Confidentiality Agreement, an order requiring the disclosure of additional information to stockholders and an extension of the Offer, an accounting to plaintiff of damages, an award to the plaintiff of costs, including reasonable attorneys’ and experts’ fees and such other relief as the court deems proper. Purchaser, Parent, H.I.G. Capital, LLC and Comverge believe that the CAC is without merit and intend to defend the case vigorously. The foregoing summary of the CAC does not purport to be complete and is qualified in its entirety by reference to the CAC, which is filed as an Exhibit to the Schedule TO.

On April 19, 2012, the plaintiffs in the Consolidated Action filed a motion to expedite proceedings in anticipation of a motion for a preliminary injunction and hearing thereon. Purchaser, Parent, H.I.G. Capital, LLC and Comverge intend to oppose plaintiffs’ motion, which remains pending with the Court of Chancery.”

(3) The following paragraphs are hereby inserted as the last paragraphs in the subsection captioned “Certain Litigation” in Section 16—”Certain Legal Matters; Regulatory Approvals.”

“On April 11, 2012, the defendants in the Stourbridge and Cunningham actions filed Motions to Proceed in One Jurisdiction and Dismiss or Stay Litigation in Other Jurisdiction with the Superior Court of Gwinnett County and the Delaware Court of Chancery in the Consolidated Action described above, asking the two courts to confer and rule that the litigation should proceed in either the Delaware or Georgia courts and that proceedings in the other jurisdiction should be stayed or dismissed. On April 13, 2012, the Superior Court advised the parties that the Stourbridge and Cunningham cases would be dismissed in favor of the Consolidated Action proceeding in Delaware.

On April 18, 2012, Cunningham filed a complaint in the Court of Chancery of the State of Delaware (the “Cunningham Delaware Complaint”) reasserting the same claims and requesting the same relief as in his complaint filed in Georgia in addition to claims that the defendants had failed to disclose material facts necessary for stockholders to make an informed decision with regard to the Offer. The foregoing summary of the Cunningham Delaware Complaint does not purport to be complete and is qualified in its entirety by reference to the Cunningham Delaware Complaint, which is filed as an Exhibit to the Schedule TO.”

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(H)	Verified Consolidated Amended Class Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned In re Comverge, Inc. Shareholders Litigation
(a)(5)(I)	Verified Class Action Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned Cunningham v. Comverge, Inc. et al.
(d)(4)	Amendment No. 1 dated April 18, 2012 to the Note Purchase and Security Agreement, dated as of March 26, 2012, by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein
(d)(12)	Modification dated April 18, 2012 to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2012

PEAK MERGER CORP.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

PEAK HOLDING CORP.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	H.I.G. Bayside Advisors II, LLC
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Vice President and General Counsel

H.I.G. BAYSIDE ADVISORS II, LLC

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Vice President and General Counsel

H.I.G.-GPII, INC.

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Vice President and General Counsel

SAMI W. MNAYMNEH

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

ANTHONY A. TAMER

By:	/s/ Richard H. Siegel
Name:	Richard H. Siegel
Title:	Attorney in Fact

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 11, 2012*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement as published on April 11, 2012 in the New York Times*

(a)(1)(G)	Press Release issued by Comverge, Inc. on March 26, 2012 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(a)(1)(H)	Joint Press Release issued by H.I.G. Capital, LLC and Comverge, Inc. on April 11, 2012 (incorporated by reference to Exhibit (a)(8) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(A)	Complaint filed March 29, 2012, in the Superior Court of Gwinnett County in the State of Georgia, captioned Stourbridge Investments LLC v. Dreyer et al. (incorporated by reference to Exhibit (a)(12) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(B)	Complaint filed March 29, 2012 in the Court of Chancery of the State of Delaware, captioned Schultz v. Young et al. (incorporated by reference to Exhibit (a)(13) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(C)	Complaint filed March 30, 2012 in the Court of Chancery of the State of Delaware, captioned Somlinga v. Dreyer et al. (incorporated by reference to Exhibit (a)(14) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(D)	Complaint filed April 2, 2012 in the Court of Chancery of the State of Delaware, captioned Cohen v. Young et al. (incorporated by reference to Exhibit (a)(17) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(E)	Complaint filed April 3, 2012 in the Superior Court of Gwinnett County in the State of Georgia, captioned Cunningham v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(18) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(F)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Walker v. Comverge, Inc. et al. (incorporated by reference to Exhibit (a)(15) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(G)	Complaint filed April 4, 2012 in the Court of Chancery of the State of Delaware, captioned Kanakamedala v. Young et al. (incorporated by reference to Exhibit (a)(16) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(a)(5)(H)	Verified Consolidated Amended Class Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned In re Comverge, Inc. Shareholders Litigation

(a)(5)(I)	Verified Class Action Complaint filed April 18, 2012 in the Court of Chancery of the State of Delaware, captioned Cunningham v. Comverge, Inc. et al.

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

Exhibit No.	Description

(d)(2)	Amendment No. 1 dated April 5, 2012 to the Agreement and Plan of Merger, dated as March 26, 2012, among Comverge, Inc., Peak Merger Corp. and Peak Holding Corp. (incorporated by reference to Exhibit (e)(2) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(d)(3)	Note Purchase and Security Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(d)(4)	Amendment No. 1 dated April 18, 2012 to the Note Purchase and Security Agreement, dated as of March 26, 2012, by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein

(d)(5)	Loan and Security Agreement, dated as of November 5, 2010, by and among Comverge, Inc., its subsidiaries and Partners for Growth III, L.P. (incorporated by reference to Exhibit 10.47 to the Annual Report on Form 10-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 9, 2011)*

(d)(6)	Assignment and Assumption Agreement, dated as of February 24, 2012, by and between Partners for Growth III, L.P. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit 99.2 to the Schedule 13D filed by Grace Bay Holdings II, LLC, Bayside Capital, Inc., Sami Mnaymneh and Anthony Tamer on February 27, 2012)*

(d)(7)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Grace Bay Holdings II, LLC, and the other parties named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(d)(8)	Forbearance Agreement, dated as of March 26, 2012 by and among Comverge, Inc., Peak Holding Corp., and the other parties named therein (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Comverge, Inc. with the Securities and Exchange Commission on March 26, 2012)*

(d)(9)	Non-Disclosure Agreement, dated as of November 15, 2011, by and between Comverge, Inc. and H.I.G. Middle Market LLC.*

(d)(10)	Exclusivity Agreement, dated as of January 26, 2012, by and between Comverge, Inc. and H.I.G. Middle Market LLC.*

(d)(11)	Modification, dated April 3, 2012, to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC (incorporated by reference to Exhibit (e)(7) of the Schedule 14D-9 filed by Comverge, Inc. with the Securities and Exchange Commission on April 12, 2012)*

(d)(12)	Modification, dated April 18, 2012, to the Loan and Security Agreement dated as of November 5, 2010, between Comverge, Inc. and Grace Bay Holdings II, LLC

(g)	Not applicable

(h)	Not applicable

*	Previously filed.